Exh.g.4.

KEELEY FUNDS, INC.
THIRD AMENDMENT TO THE CUSTODY AGREEMENT

THIS AMENDMENT dated as of this 1st day of October, 2006, to the Custody Agreement, dated April 15, 2005, as amended August 1, 2005 and April 10, 2006 (the "Agreement"), is entered by and between KEELEY FUNDS, INC., a Maryland corporation (the “Company”) and U.S. BANK, N.A., a national banking association (the "Custodian").

RECITALS

WHEREAS, the parties have entered into a Custody Agreement; and

WHEREAS, the Company and the Custodian desire to amend said Agreement; and

WHEREAS, Article XIV, of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

A.	Section 13.1 shall be replaced in its entirety with the following language:

13.1 Effective Period. This Agreement shall become effective as of the date first written above and will continue in effect for a period not less than 36 months.

B.	Section 13.2 shall be replaced in its entirety with the following language:

13.2 Termination. Subsequent to the initial three-year term, this Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. In addition, the Trust may, at any time, immediately terminate this Agreement in the event of the appointment of a conservator or receiver for the Custodian by regulatory authorities or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

C.	The following language shall be added to the agreement at Section 13.5:

Early Termination. In the absence of any material breach of this agreement, should the Trust elect to terminate this agreement prior to the end of the term, the trust agrees to pay the following fees:

1

(a)	All monthly fees through the life of the contract, including the rebate of any negotiated discounts;

(b)	All fees associated with converting services to successor service provider;

(c)	All fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;

(d)	All out-of-pocket costs associated with a-c above.

D.	Exhibit D, the fee schedule of the Agreement, is hereby superseded and replaced with the fee schedule attached hereto.

Except to the extent supplemented hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

KEELEY FUNDS, INC.	U.S. BANK, N.A.

By: /s/ John Keeley, Jr.	By: /s/ Michael McVoy

Name: John L. Keeley, Jr.	Name: Michael McVoy

Title: President	Title: Vice President